Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

        We consent to the use of our report dated, February 24, 2005 with respect to the consolidated balance sheet of PRC Member LLC and Subsidiary (the “Company”) as of December 31, 2004, and the related consolidated statements of operations, members’ capital, and cash flows for the period from September 10, 2004 (date of inception) to December 31, 2004, in Presidential Realty Corporation’s Annual Report on Form 10-KSB, expected to be filed with the Securities and Exchange Commission and be effective on or about March 31, 2005.

The Schonbraun McCann Group LLC

Roseland, New Jersey
March 30, 2005